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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ____________)*



                Candlewood Hotel Company, Inc. ("Common Stock")
-------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   000102280
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)





                              Page 1 of ___ pages

CUSIP No. 000102280                  13G               PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Doubletree Corporation
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                                    5     SOLE VOTING POWER

                                          0 shares of Common Stock (see Item 4)
           NUMBER OF                -------------------------------------------
            SHARES                  6     SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       5,171,900 shares of Common Stock
            EACH                          (see Item 4)
          REPORTING                 -------------------------------------------
           PERSON                   7     SOLE DISPOSITIVE POWER
            WITH
                                          2,587,500 shares of Common Stock
                                          (see Item 4)
                                    -------------------------------------------
                                    8     SHARED DISPOSITIVE POWER

                                          0 shares of Common Stock (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 2 of ___ pages

CUSIP No. 000102280                13G                 PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jack P. DeBoer
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b)
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                      5    SOLE VOTING POWER

                                           0 shares of Common Stock (see Item 4)
                                      -----------------------------------------
           NUMBER OF                  6    SHARED VOTING POWER
            SHARES
         BENEFICIALLY                      5,171,900 shares of Common Stock
           OWNED BY                        (see Item 4)
             EACH                     -----------------------------------------
           REPORTING                  7    SOLE DISPOSITIVE POWER
            PERSON
             WITH                           2,108,299 shares of Common Stock
                                            (see Item 4)
                                      -----------------------------------------
                                      8    SHARED DISPOSITIVE POWER

                                           0 shares of Common Stock (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4

-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4

-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 3 of ___ pages

CUSIP No. 000102280                 13G                 PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warren D. Fix Family Partnership, L.P.
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b)
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Kansas

-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                        0 shares of Common Stock (see Item 4)
          NUMBER OF                --------------------------------------------
           SHARES                  6    SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      5,171,900 shares of Common Stock
            EACH                         (see Item 4)
          REPORTING                --------------------------------------------
           PERSON                  7    SOLE DISPOSITIVE POWER
            WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------

                                   8     SHARED DISPOSITIVE POWER

                                         388,125 shares of Common Stock
                                         (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        PN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 4 of ___ pages

CUSIP No. 000102280                 13G                  PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warren D. Fix
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                         0 shares of Common Stock (see Item 4)
         NUMBER OF                 --------------------------------------------
          SHARES                   6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,171,900 shares of Common Stock
           EACH                         (see Item 4)
         REPORTING                 --------------------------------------------
          PERSON                   7    SOLE DISPOSITIVE POWER
           WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        388,125 shares of Common Stock
                                        (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4

-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 5 of ___ pages

CUSIP No. 000102280                 13G                 PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Skyler Scott DeBoer, Co-Trustee of the Alexander John DeBoer Trust dated March 14, 1995
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                         0 shares of Common Stock (see Item 4)
         NUMBER OF                 --------------------------------------------
          SHARES                   6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,171,900 shares of Common Stock
           EACH                         (see Item 4)
         REPORTING                 --------------------------------------------
          PERSON                   7    SOLE DISPOSITIVE POWER
           WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        43,988 shares of Common Stock
                                        (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 6 of ___ pages

CUSIP No. 000102280                 13G                 PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Skyler Scott DeBoer, Co-Trustee of the Christopher Scott DeBoer Trust dated March 14, 1995
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                         0 shares of Common Stock (see Item 4)
         NUMBER OF                 --------------------------------------------
          SHARES                   6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,171,900 shares of Common Stock
           EACH                         (see Item 4)
         REPORTING                 --------------------------------------------
          PERSON                   7    SOLE DISPOSITIVE POWER
           WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        43,988 shares of Common Stock
                                        (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 7 of ___ pages

CUSIP No. 000102280                 13G                PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lynn A. DeBoer, Co-Trustee of the Alexander John DeBoer Trust
          dated March 14, 1995
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                         0 shares of Common Stock (see Item 4)
         NUMBER OF                 --------------------------------------------
          SHARES                   6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,171,900 shares of Common Stock
           EACH                         (see Item 4)
         REPORTING                 --------------------------------------------
          PERSON                   7    SOLE DISPOSITIVE POWER
           WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        43,988 shares of Common Stock
                                        (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 8 of ___ pages

CUSIP No. 000102280                 13G                  PAGE ____ OF ____ PAGES

-------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lynn A. DeBoer, Co-Trustee of the Christopher Scott DeBoer Trust dated March 14, 1995
-------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------------------------------------------------------------------------
    3     SEC USE ONLY


-------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

                                         0 shares of Common Stock (see Item 4)
         NUMBER OF                 --------------------------------------------
          SHARES                   6    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                       5,171,900 shares of Common Stock
           EACH                         (see Item 4)
         REPORTING                 --------------------------------------------
          PERSON                   7    SOLE DISPOSITIVE POWER
           WITH
                                        0 shares of Common Stock (see Item 4)
                                   --------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

                                        43,988 shares of Common Stock
                                        (see Item 4)
-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 4
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        See Item 4
-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        OO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!





                              Page 9 of ___ pages

ITEM 1.

      (a)   Name of Issuer

            Candlewood Hotel Company, Inc. (the "Company")


      (b)   Address of Issuer's Principal Executive Offices

            Lakepoint Office Park
            9342 East Central
            Wichita, Kansas 67206


ITEM 2.1

      (a)   Name of Person Filing

            Doubletree Corporation ("Doubletree")


      (b)   Address of Principal Business Office or, if none, Residence

            410 North 44th Street, Suite 700
            Phoenix, Arizona 85008


      (c)   Citizenship

            Delaware


      (d)   Title of Class of Securities

            Common Stock, par value $.01 per share, of the Company ("Common Stock")


      (e)   CUSIP Number

            000102280


ITEM 2.2

      (a)   Name of Person Filing

            Mr. Jack P. DeBoer ("Mr. DeBoer")


      (b)   Address of Principal Business Office or, if none, Residence

            Lakepoint Office Park
            9342 East Central
            Wichita, Kansas 67206





                              Page 10 of ___ pages

      (c)   Citizenship

            United States


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.3

      (a)   Name of Person Filing

            Warren D. Fix Family Partnership (the "Fix Partnership")


      (b)   Address of Principal Business Office or, if none, Residence

            Lakepoint Office Park
            9342 East Central
            Wichita, Kansas 67206


      (c)   Citizenship

            Kansas


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.4

      (a)   Name of Person Filing

            Warren D. Fix ("Mr. Fix")


      (b)   Address of Principal Business Office or, if none, Residence

            Lakepoint Office Park
            9342 East Central
            Wichita, Kansas 67206





                              Page 11 of ___ pages

      (c)   Citizenship

            Delaware


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.5

      (a)   Name of Person Filing

            Skyler Scott DeBoer, as Co-Trustee of the Alexander John DeBoer Trust dated March 14, 1995 (the "Alexander Trust")


      (b)   Address of Principal Business Office or, if none, Residence

            2730 Snowmass Creek Road
            Snowmass, CO 91654


      (c)   Citizenship

            United States


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.6

      (a)   Name of Person Filing

            Skyler Scott DeBoer, as Co-Trustee of the Christopher Scott DeBoer Trust dated March 14, 1995 (the "Christopher Trust")


      (b)   Address of Principal Business Office or, if none, Residence

            2730 Snowmass Creek Road
            Snowmass, CO 91654





                              Page 12 of ___ pages

      (c)   Citizenship

            United States


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.7

      (a)   Name of Person Filing

            Lynn A. DeBoer, as Co-Trustee of the Alexander Trust


      (b)   Address of Principal Business Office or, if none, Residence

            705 Castlecreek Drive
            Aspen, CO 81611


      (c)   Citizenship

            United States


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280


ITEM 2.8

      (a)   Name of Person Filing

            Lynn A. DeBoer, as Co-Trustee of the Christopher Trust


      (b)   Address of Principal Business Office or, if none, Residence

            705 Castlecreek Drive
            Aspen, CO 81611





                              Page 13 of ___ pages

      (c)   Citizenship

            United States


      (d)   Title of Class of Securities

            Common Stock


      (e)   CUSIP Number

            000102280





                              Page 14 of ___ pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

      (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

      (c)  [ ]  Insurance Company as defined in section 3(a)(19) of the act

      (d) [ ] Investment Company registered under section 8 of the Investment Company Act

      (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to provisions of the Employee Retirement Income Security Act or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

      (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

      (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





                              Page 15 of ___ pages

ITEM 4.  OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)-(b)

      By reason of the provisions of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Act"), Doubletree, Mr. DeBoer, the Fix Partnership, Mr. Fix, the Alexander Trust and the Christopher Trust (collectively, the "Initial Holders") may be deemed to be a "group."(1) By reason of the provisions of Rule 13d-5 under the Act, each of the above listed persons may be deemed to own all shares of Common Stock beneficially owned by such persons.

      As of the date of this report, Doubletree has a direct interest in 2,587,500 shares of Common Stock (28.7% of the outstanding Common Stock), Mr. DeBoer has a direct interest in 2,108,299 shares of Common Stock (23.4% of the outstanding Common Stock), the Fix Partnership has a direct interest in 388,125 shares of Common Stock (4.3% of the outstanding Common Stock), the Alexander Trust has a direct interest in 43,988 shares of Common Stock (0.5% of the outstanding Common Stock) and the Christopher Trust has a direct interest in 43,988 shares of Common Stock (0.5% of the outstanding Common Stock). The percentages used in this paragraph 4(a)-(b) are calculated based upon 9,025,000 shares of Common Stock that were issued and outstanding immediately following the completion of the Company's initial public offering on November 8, 1996.

      Mr. Fix is the general partner of the Fix Partnership and may be deemed to beneficially own the 388,125 shares directly owned by the Fix Partnership. Mr. Skyler Scott DeBoer and Ms. Lynn A. DeBoer are each Co-Trustees of the Alexander Trust and the Christopher Trust and each may be deemed to beneficially own the aggregate of 87,976 shares of Common Stock owned by the Alexander Trust and the Christopher Trust.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote

                  None for all Initial Holders


            (ii)  shared power to vote or to direct the vote

                  Initial Holders:  5,171,900 shares of Common Stock(1)





________________________

(1)  On September 30, 1996, the Initial Stockholders entered into a
     Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, the Initial Stockholders were granted the right to, among other things, nominate directors to the Company's Board of Directors. The Company's Board of Directors consists of six directors, two of which are not affiliated with any Initial Stockholder. Pursuant to the Stockholders Agreement, each of JPD Corporation and the Fix Partnership, acting jointly, and Doubletree are entitled to nominate one-half of the number of directors, other than the unaffiliated directors. Each of the Initial Stockholders has agreed to vote its shares of Common Stock in favor of individuals nominated pursuant to the Stockholders Agreement. The Stockholders Agreement also provides the Initial Stockholders with "veto rights" with respect to certain actions by the Company and its subsidiaries, including amendments to the Company's charter documents, acquisitions, capital expenditures, redemption of stock, dividend payments, issuance of stock, incurrence of indebtedness and affiliate transactions. The Stockholders Agreement also provides the Initial Stockholders with certain purchase rights with respect to future sales of Common Stock or securities convertible into Common Stock.

                              Page 16 of ___ pages

         (iii) sole power to dispose or to direct the disposition of

         Doubletree has the sole power to dispose of 2,587,500 shares of Common Stock. Mr. DeBoer has the sole power to dispose of 2,108,299 shares.


         (iv)  shared power to dispose or to direct the disposition of

         Mr. Fix and the Fix Partnership have the shared power to dispose of 388,125 shares of Common Stock. As Co-Trustees of the Alexander Trust and the Christopher Trust, Mr. Skyler Scott DeBoer and Ms. Lynn A. DeBoer have the shared power to dispose of an aggregate of 87,976 shares of Common Stock.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1)


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable

Instruction: Dissolution of a group requires a response to this item.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         See Item 2 for the identity of the group members.





                              Page 17 of ___ pages

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.





                              Page 18 of ___ pages

ITEM 10.  CERTIFICATION

          Not applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997                   Doubletree Corporation



                                            By:  /s/ DAVID L. STIVERS
                                                -------------------------------
                                                David L. Stivers, Senior Vice
                                                President, General Counsel and
                                                Secretary





                              Page 19 of ___ pages

ITEM 10.    CERTIFICATION

            Not applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997



                                                /s/ JACK P. DEBOER
                                            -----------------------------------
                                                    Jack P. DeBoer





                              Page 20 of ___ pages

ITEM 10.    CERTIFICATION

            Not applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997                WARREN D. FIX FAMILY PARTNERSHIP, L.P.



                                         By:  /s/ WARREN D. FIX
                                              ----------------------------------
                                                  Warren D. Fix, General Partner



                                                   /s/ WARREN D. FIX
                                         -------------------------------------
                                                       Warren D. Fix





                              Page 21 of ___ pages

ITEM 10.     CERTIFICATION

             Not applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997               THE ALEXANDER JOHN DEBOER TRUST
                                        DATED MARCH 14, 1995



                                        By:  /s/ SKYLER SCOTT DEBOER
                                            ------------------------------------
                                                 Skyler Scott DeBoer, Co-Trustee


                                        By:  /s/ LYNN A. DEBOER
                                            ------------------------------------
                                                 LYNN A. DeBoer, Co-Trustee





                              Page 22 of ___ pages

ITEM 10.    CERTIFICATION

            Not applicable


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 1997               THE CHRISTOPHER SCOTT DEBOER TRUST
                                        DATED MARCH 14, 1995



                                        By:  /s/ SKYLER SCOTT DEBOER
                                             -----------------------------------
                                                 Skyler Scott DeBoer, Co-Trustee


                                        By:  /s/ LYNN A. DEBOER
                                             -----------------------------------
                                                 Lynn A. DeBoer, Co-Trustee





                              Page 23 of ___ pages

                                                                      SCHEDULE I


                             JOINT FILING AGREEMENT

            This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Doubletree Corporation is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall constitute one and the same instrument.

Dated:  February 13, 1997              Doubletree Corporation


                                       By:  /s/ DAVID L. STIVERS
                                            -----------------------------------
                                            David L. Stivers, Senior Vice
                                            President, General Counsel and
                                            Secretary


                                            /s/ JACK P. DEBOER
                                            -----------------------------------
                                            Jack P. DeBoer

                                       WARREN D. FIX FAMILY PARTNERSHIP, L.P.


                                       By:  /s/ WARREN D. FIX
                                            -----------------------------------
                                            Warren D. Fix, General Partner


                                            /s/ Warren D. Fix
                                            -----------------------------------
                                            Warren D. Fix


                                       THE ALEXANDER JOHN DEBOER TRUST
                                       DATED MARCH 14, 1995


                                       By:  /s/ SKYLER SCOTT DEBOER
                                            -----------------------------------
                                            Skyler Scott DeBoer, Co-Trustee


                                       By:  /s/ LYNN A. DEBOER
                                            -----------------------------------
                                            Lynn A. DeBoer, Co-Trustee


                                       THE CHRISTOPHER SCOTT DEBOER TRUST
                                       DATED MARCH 14, 1995


                                       By:  /s/ SKYLER SCOTT DEBOER
                                            -----------------------------------
                                            Skyler Scott DeBoer, Co-Trustee


                                       By:  /s/ LYNN A. DEBOER
                                            -----------------------------------
                                            Lynn A. DeBoer, Co-Trustee





                              Page 24 of ___ pages